

November 24, 2015

Via E-mail
Mr. Paul A. Bell
President and Chief Executive Officer
Group 42, Inc.
312 Pearl Parkway, CIA Building II
San Antonio, Texas 78215

> **Re: VAALCO Energy, Inc.**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed November 20, 2015 by Group 42, Inc. et al.**
> **Definitive Additional Soliciting Materials**
> **Filed November 12, 2015 by Group 42, Inc. et al.**
> **File No. 001-32167**

Dear Mr. Bell:

    We have reviewed your filings and have the following comments.

Amended Preliminary Proxy Statement on Schedule 14A

Letter

1.   We note the statement that the poison pill adoption "disregarded a prior vote in 2009 in which shareholders voted down a poison pill." Please modify this statement to address the fact that this vote was taken 6 years ago, under differing circumstances.

2.   We note the statement that "members of the Board own very little VAALCO stock." We continue to believe that disclosure should address how three out of four Group 42-BLR Group nominees individually own no company stock.

How Many Consents Must Be Received in Order to Adopt the Proposals?, page 8

3.   Please clarify, if true, that a majority of outstanding voting securities must sign consents to remove each director. In other words, please clarify that removal will be done on a director-by-director basis.

The Company Maintains Excessive CAPEX Spending, page 12

4.   We note the statement that management has failed to announce any specific plans to address capital expenditures. Please clarify your disclosure to address the fact that winding down of capital expenditures is constrained by prior commitments made by the company, if true. Please also address the three potential scenarios for the company's 2016 capital expenditure budget described in the third quarter earnings conference call.

5.   We note the statement that the company's capital expenditures "skyrocketed in Q3 2015 to $31 million." Please clarify, if true, that this amount represents capital expenditures paid, not incurred.

VAALCO has a History of Failed Exploration Projects, page 13

6.   We note disclosure that the company "has a history of excessive exploration risk without proper hedging." Please disclose what hedging would be proper under these circumstances, and disclose how you determined that this would be proper.

7.   We note the statement that the company disclosed a cost estimate of $27.2 million for the exploration project in Angola. Please provide support for this assertion. We understand that the company's cost estimate is $24.5 million.

The VAALCO Board Ignored Shareholder Input, page 15

8.   Please provide support for the assertion that G&A expenses have nearly doubled since 2013.

Consent card

9.   Please provide a means for security holders to vote against the removal of future directors.

Definitive Additional Soliciting Materials

Press Release

10.   In future filings, please qualify as your opinion such statements as "VAALCO's cash G&A expenses remain unacceptably high" and "the Company's culture of overspending and poor corporate governance."

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP